
NATURAL WAY

Austin Simkins · 3rd

Co-Founder of Natural Way Food Group; Products in 1,000+ Stores Nationwide

Fayetteville, Arkansas, United States · Contact info

500+ connections

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Natural Way Food Group

University of Arkansas

About

Agriculture business degree from The University of Arkansas; Walton MBA Class of 2017

Activity

1,842 followers

Austin Simkins commented on a post • 3w

Natural Way Food Group!!!

1,339 157 comments

Austin Simkins commented on a post • 1mo

That suit though!!! Straight fire!!! Keep at it Sanjay!

65 8 comments

Austin Simkins reshared a post • 1mo

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Experience

Co-Founder of Natural Way Food Group
Natural Way Food Group
Mar 2017 - Present · 5 yrs 5 mos
Fayetteville, Arkansas

Natural Way Food Group is a food production company in Fayetteville, Arkansas that was started by two brothers and a family recipe. Check us out at www.naturalwayfoodgroup.com! ...see more

Service Assistant at Ticket Office
University of Arkansas
Feb 2015 - Dec 2015 · 11 mos

Rogers Store Manager
Rush Running Company
Dec 2014 - Jan 2015 · 2 mos

Sales Representative
Rush Running
Mar 2014 - Dec 2014 · 10 mos

Customer Relations, Inventory Maintenance, Store Maintenance, Cashier

Education

University of Arkansas
Master of Business Administration - MBA, Logistics, Materials, and Supply Chain Management
2016 - 2017

University of Arkansas
Bachelor of Science (B.S.), Agriculture Management and Marketing
2013 - 2014

Volunteering

Volunteer
Habitat for Humanity
Jan 2013 · 1 mo
Social Services

Skills

Sales

Endorsed by Ryan Zillion who is highly skilled at this

Endorsed by 4 colleagues at University of Arkansas

16 endorsements

Teamwork

Endorsed by 2 colleagues at University of Arkansas

12 endorsements

Retail

Endorsed by 2 colleagues at University of Arkansas

9 endorsements

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Interests

Influencers | Companies | Groups | Schools

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CEO of FUBU and The Shark Group, TV Personality on ABC Shark Tank, Public Speaker
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